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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted January 9, 2023
CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated February 6, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 4 to Draft Registration Statement on Form F-1, as submitted to the Staff on January 9, 2023.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 5 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 5”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5 and all references to page numbers in such responses are to page numbers in Amendment No. 5.

February 23, 2023

Cover Page

1.	Please disclose on the prospectus cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus forming part of Amendment No. 5.

Key Operating and Non-GAAP Financial Measures

Non-GAAP Financial Measures, page 87

2.	Please provide disclosure under Adjusted Operating Income and Adjusted Net Income, similar to disclosure provided under Adjusted EBITDA, regarding 1) that these non-GAAP measures have limitations and should not be considered as a substitute for or in isolation from, the financial results prepared in accordance with U.S. GAAP and 2) other companies may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87 and 88 of Amendment No. 5.

3.	Your revised disclosure states “Order billings represents amounts invoiced to customers, excluding amounts invoiced for products that have not shipped and invoices for products that are subject to a product trial period as of the last day of the measurement period.” Please tell us why the amounts invoiced to customers as a metric is adjusted to exclude amounts invoiced for products that have not shipped and invoices for products that are subject to a product trial period. In addition, to the extent material, provide quantitative information regarding these excluded items.

Response: The Company respectfully advises the Staff that it excludes from order billings amounts invoiced for products that have not shipped and invoices for products that are subject to a product trial period in order to better reflect the unit economics underlying its operating performance. This more conservative approach to the definition of order billings is aligned with the way the Company views and measures the unit economics of the orders and provides a more accurate indicator of its performance, including the associated costs included under cost of sales and its cash position. This analysis of unit economics reflects the way the Company makes real time business decisions, including the allocation of its marketing spend and inventory management decisions. The amounts which were excluded from order billings for products that have not shipped and invoices for products that are subject to a product trial period comprised 0.4% and 2.0% of total order billings for the year ended December 31, 2021 and 2020, respectively.

February 23, 2023 Page 3

Oddity Tech Ltd. and its Subsidiaries
Consolidated Financial Statements
Note 16- Subsequent Events, page F-28

4.	We have read your response to our prior comment 5. In assessing whether the Company’s digital securities offerings result in the Company having a safeguarding liability to its customers, please address the following in your response:

●	The terms of your agreement with Securitize LLC, particularly your payment obligations for their services, the specific terms that require the digital securities to be redeemed and decommissioned, and the restrictions on transfer of the digital securities;

Response: The Company respectfully advises the Staff that it has entered into that certain Platform Services and Registrar Agreement (the “Services Agreement”), by and between the Company and Securitize LLC (“Securitize”), dated January 6, 2022, to govern the sale and maintenance of the digital securities (the “Digital Securities”). Pursuant to the Services Agreement, the Company agreed to pay Securitize initial fees of $12,500, annual fees of $22,000, and other small fees (under $100 total) related to dividends, tax form generation and “know your customer” information (“KYC”) collection. The conversion, redemption, decommission and transfer restriction terms of the Digital Securities were set forth in a private placement memorandum (the “PPM”) dated June 13, 2022, provided to investors of the Digital Securities (the “Investors”), and agreed upon by each of the Investors in those certain subscription agreements (the “Subscription Agreements”) entered into between each of the Investors and the Company in connection with the offering and purchase of the Digital Securities (the “Transaction”). The specific terms that require the Digital Securities to be redeemed and decommissioned, and the restrictions on transfer of the Digital Securities are also disclosed in the description of Digital Securities on pages 158 and 159 of Amendment No. 5, as agreed in the Subscription Agreements. Securitize will not complete any conversion, redemption, decommission without the instruction by the Company, similar to a traditional transfer agent or registrar of equity securities.

●	Your involvement in the digital securities purchase transaction, including the flow of cash from the initial purchase of the digital securities to the set up of individual accounts by Securitize LLC as well as your involvement in ongoing reporting and customer service of the customer's digital securities holdings;

Response: The Company respectfully advises the Staff that the Digital Securities were purchased through a web portal and interface hosted by Securitize. Investors were identified by the Company and invited to create an account with Securitize that would bring such potential investor to the Securitize web portal, whereby they uploaded all information and documentation necessary to verify “accredited investor” status (pursuant to Regulation D of the Securities Act of 1933, as amended) and complete KYC/AML Assessment (as defined below).

After the completion of the above, the prospective investor would be required to review specific information about the Company and the Transaction, including the terms in the PPM and Subscription Agreement, that each Investor would ultimately agree to in order to purchase and receive the Digital Securities. If an Investor then desired to participate in the Transaction (and met all the necessary requirements under Regulation D), they would provide an indication of interest and place an order for a specific number of Digital Securities on their respective Securitize accounts and provide contact and payment information. After orders were confirmed by the Company, consideration for each Investor’s order of Digital Securities was made by the respective Investor by bank wire directly to the Company, and the Company then instructed Securitize to issue Digital Securities to the respective Investor’s account.

February 23, 2023 Page 4

The Company’s ongoing obligations to the Investors include sending year-end account statements and paying any necessary fees to Securitize (as described above). The Company must also provide instruction letters to Securitize upon any conversion, redemption, decommission or transfer, as applicable. Otherwise, account maintenance and customer service is coordinated directly between an Investor and Securitize. This process is comparable to a traditional transfer agent with regard to equity securities. Moreover, given the immaterial amount of securities issued in the Transaction (as described in a previous letter to the Staff, only 648 tokens for gross proceeds of $648,000 were sold in the Transaction) and the restrictions on transfer and conversion, the ongoing maintenance obligations of the Company are limited, with primarily all Company involvement to occur upon a conversion (including the necessary issuance of Class A ordinary shares) or redemption (including the transfer of cash).

●	Tell us whether Securitize LLC is acting as your agent and provide the analysis supporting your conclusion;

Response: The Company respectfully advises the Staff that Securitize is not acting as its “agent.” An “agent” is a person authorized to act for and on behalf of another person. In this case, therefore, an “agent” of the Company would be authorized to act for and on behalf of the Company. Securitize acts as an independent contractor, providing third-party digital and blockchain services to the Company, and only makes actions with respect to the Digital Securities upon the instruction of the Company. This understanding that Securitize is acting as an independent contractor and not an agent of the Company is also memorialized in the Services Agreement.

●	Tell us what agreements the digital security purchaser/owner has with you and/or Securitize LLC, including the rights and obligations included within those agreements;

Response: The Company respectfully advises the Staff that, as discussed above, the Investors entered into Subscription Agreements with the Company, which incorporated the PPM and contained the terms of the Digital Securities, including those related to the conversion, redemption, transfer restrictions, requirements for eligible investors, and terms stating that holders of the Digital Securities have no voting rights, dividends, or liquidation preferences.

As a third-party service provider, Securitize’s obligations to Investors is limited to Investors holding an account, and accepting certain market terms and conditions. Pursuant to the Services Agreement, Securitize is responsible for issuing securities, maintaining issuers’ security holder records, recording changes of ownership, canceling and issuing certificates, distributing dividends and other payments to security holders, and facilitating communications between issuers and security holders.

●	Tell us in more detail how the purchaser of the digital securities obtains access to the Securitize LLC portal. For example, clarify whether the purchaser of the digital securities is required to open an account with Securitize LLC to access the portal or whether it is accessed through an Application Programming Interface that the Company provides. As part of your response, please indicate whether there are any agreements the purchaser is required to enter into in order to access the portal and whether there are any fees incurred by the purchaser for any services that may be provided by Securitize LLC (custody, recordkeeping, transfers, purchase of other digital securities, etc.);

February 23, 2023 Page 5

Response: The Company respectfully advises the Staff that, as described above, Investors were required to create an account with Securitize, accessible through the Securitize website, upload documentation verifying “accredited investor” status and undergo a KYC/AML assessment, consisting of documentation validation to verify the investor’s identity and watchlist, database and adverse media screening inclusive of OFAC, PEP and other various foreign and domestic government watchlists as well as social security number verification for US applicants, including the uploading of identity and company documents (a “KYC/AML Assessment”), before being able to execute documents for the Transaction. Each Investor was subsequently required to review certain specific information and documents, including the PPM and Subscription Agreement, before placing any orders for Digital Securities. All fees to Securitize related to the Transaction (including any ongoing services provided by Securitize) are paid by the Company pursuant to the Services Agreement as described above.

●	Tell us what risks exist if the digital securities issued by you are stolen prior to redemption; and

Response: The Company respectfully advises the Staff that the Services Agreement provides that any lost, stolen or abandoned digital securities are the responsibility of the Company, and the Company is to provide Securitize with written instructions as to any measures that should be taken with respect to such lost, stolen or abandoned digital securities, all in compliance with state and federal laws governing and regulating the handling of lost, stolen or abandoned property. The digital securities are kept in book entry form on a registrar maintained by Securitize, as custodian, and also maintained in book entry by the Company. Because the digital securities are not in certificated form, the valid holder is not determined by the possession of the digital security, and the legal owner of the digital security does not lose any ownership or other rights as a result of loss or theft of the digital security. The valid holder of the digital security is determined exclusively by the book entry on the Securitize and Company ledger. Upon receiving written notification from the shareholder or the Company that digital securities were potentially lost or stolen, Securitize will freeze the digital securities held in the shareholders digital wallet, which is whitelisted and tracked on the Securitize platform. Upon receiving required formal documentation from the shareholder (i.e., an affidavit) regarding the lost or stolen digital securities, Securitize will destroy the existing digital securities (rendering that digital security not redeemable or convertible and reissue new digital securities to the shareholder. The Company has no obligations with regard to any destroyed digital securities. The same process would apply should the shareholder lose access or control of their digital wallet. For abandoned property, Securitize would follow its escheatment procedures.

●	Tell us if the investors may use the portal managed by Securitize to purchase other digital securities and, if so, how that process differs from the digital securities issued by you.

Response: The Company respectfully advises the Staff that, to its knowledge, the Investors can use Securitize to purchase other securities; however, the Company’s initial web portal and interface was specific to the Transaction. To the Company’s knowledge, while Securitize does facilitate other offerings, it would expect that each offering is specifically tailored to the type of security sold, the type of transaction being conducted, the potential investor base, and the potential rights and obligations of investors and issuers, among other things. The Company respectfully advises the Staff that it does not have additional information regarding how a process for another offering may have differed from the Digital Securities offered in the Transaction.

* * *

February 23, 2023 Page 6

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe
Marc Jaffe
of LATHAM & WATKINS LLP

cc:           (via email)

Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.

Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.

Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.

Ian Schuman, Esq., Latham & Watkins LLP

Alison Haggerty, Esq., Latham & Watkins LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP